Exhibit 99.1

NICE Systems Announces Departure of CFO Dafna Gruber

Ra’anana, Israel, February 5, 2015 - NICE Systems (NASDAQ: NICE) today announced that Dafna Gruber, Chief Financial Officer, has decided to leave the Company in the coming months to pursue personal interests.  The Company expects to announce a successor in the next few weeks.  Ms. Gruber will  stay in her role at NICE until her successor is announced and fully onboard to support an orderly transition.

Ms. Gruber has served NICE as CFO since 2007, playing an instrumental role in the continued growth of the Company, extending the Company's portfolio organically and through acquisitions, and solidifying its financial strength and global operations.

Barak Eilam, CEO, stated, “Dafna has been CFO and a valued member of our management team since 2007 and has made a huge contribution to the success of our business. On behalf of myself and the Company, I would like to thank her for her leadership over the years. She has helped streamline our operations around the world and helped strengthen our financial foundation, which I believe will serve her successor, our company, and our shareholders well for the long term.”

 “After eight years at NICE and with the Company in a strong financial position, I believe it is the right time for me to take some time off before moving on to the next step in my career” said Dafna Gruber, Chief Financial Officer.

Ms. Gruber continued, “I’m proud to have been part of the Company’s achievements during the past eight years.  During this time, the Company has grown significantly, our offerings and global footprint have expanded and we have developed a solid foundation for future growth.  I leave the Company both financially and operationally strong at an extremely exciting time in its development. I enjoyed my time with the Company and feel privileged to have been part of NICE. I would like to thank my team for their outstanding partnership in our shared professional journey and look forward to seeing NICE continue to succeed and deliver value to shareholders and customers alike.”

About NICE
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Eilam, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.